Exhibit 99.1

Purple Biotech Reports First Quarter 2026 Financial Results and Business Highlights

New data from IM1240 (capped-CD3 × 5T4 × NKG2A) tri-specific antibody demonstrated potent anti-tumor activity across all treatment-resistant patient-derived tumor samples

Established CAPTN-3 Scientific Advisory Board with leading experts in T-cell engager development, NK cell biology and translational oncology

Expanded collaboration with Converge Bio to apply generative AI to accelerate the design and optimization of next-generation tri-specific antibodies

Total Cash Position of $6.4 million as of March 31, 2026, expected to provide runway into 2027 based on current management estimates

REHOVOT, Israel, May 15, 2026 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity, today announced financial results for the three months ended March 31, 2026 and provided an update on recent business progress.

“We continue to advance the CAPTN-3 platform as a core value driver,” said Gil Efron, Purple Biotech CEO. “New patient-derived tumor data, generated with our collaborators at Mount Sinai, further supports IM1240’s differentiated tri-specific design and its potential to overcome tumor immune evasion and resistance in difficult-to-treat solid tumors. Importantly, the data continues to support the contribution of the NKG2A arm, which enhanced anti-tumor activity across tested samples and improved the therapeutic index. In parallel, our newly formed Scientific Advisory Board and collaboration with Converge Bio provide important scientific and computational expertise as we seek to expand the broader potential of CAPTN-3. Over the remainder of 2026, we plan to build on this momentum by generating additional efficacy evidence across potential indications and advancing new tri-specific antibody combinations.”

Q1 2026 and Recent Clinical & Corporate Highlights:

Generated new patient-derived tumor data supporting IM1240’s differentiated mechanism and anti-tumor activity

●	Data generated in the lab of Amir Horowitz, PhD, at the Tisch Cancer Institute at the Icahn School of Medicine at Mount Sinai, demonstrated that all tested patient-derived tumor samples responded to IM1240 treatment.

●	IM1240 demonstrated activity across treatment-resistant samples, including PD-1 or PD-1/ chemo resistant head and neck squamous cell carcinoma metastatic lymph nodes and enfortumab vedotin + PD-1-resistant muscle-invasive bladder cancer.

●	Data further supports the contribution of IM1240’s NKG2A arm, which significantly enhanced anti-tumor activity across tested samples and improved the therapeutic index.

●	In a patient-derived non-small cell lung cancer (NSCLC) biopsy, IM1240 induced mature tertiary lymphoid structures (TLS) associated with effective anti-tumor immune response and favorable prognosis, corresponding with observed anti-tumor efficacy.

Established Scientific Advisory Board to support CAPTN-3 development

●	Formed a CAPTN-3 Scientific Advisory Board (SAB) composed of experts in T-cell engager development, NK and T cell biology, translational science, and clinical oncology.

●	The SAB is expected to provide strategic guidance as the Company advances IM1240 toward clinical development and continues to evaluate broader development opportunities for the CAPTN-3 platform.

Expanded collaboration with Converge Bio to apply generative AI to tri-specific antibody development

●	The collaboration leverages Converge Bio’s proprietary generative AI platform to support the design and optimization of novel tri-specific antibodies for oncology.

●	The AI-driven strategy is intended to accelerate discovery timelines, improve candidate quality and developability, and expand CAPTN-3’s potential across additional high-value solid tumor targets and resistance mechanisms.

Advancing IM1240 and IM1305 pre-clinical development toward first-in-human studies in 2027

●	IM1240 remains the Company’s lead development priority, with IM1305, targeting TROP2, continuing to support the broader platform opportunity.

●	Following the prior announcement that further development of CM24 and NT219 would require partnering or additional investment, the Company has redirected resources toward CAPTN-3 as its core development priority.

Financial Results for the Three Months Ended March 31, 2026

Research and Development Expenses were $1.2 million for the three months ended March 31, 2026, reflecting an increase of $0.5 million, from $0.8 million in the same period of 2025. The increase was primarily driven by higher chemistry, manufacturing, and controls (CMC) development activities related to the CAPTN-3 platform.

General and Administrative Expenses were $1.0 million for the three months ended March 31, 2026, compared to $0.6 million in the same period of 2025, representing an increase of $0.4 million, mainly due to higher payroll expenses as well as increased professional services and related expenses.

Adjusted Operating Loss (as reconciled below) was $2.1 million for the three months ended March 31, 2026, compared to $1.3 million in the same period of 2025, reflecting an increase of $0.8 million, primarily attributable to the higher operating expenses described above.

Finance Income, Net was $2.2 million for the three months ended March 31, 2026, compared to $1.0 million in the same period of 2025, reflecting an increase of $1.2 million, mainly due to non-cash warrant-related income due to changes in fair value measurement.

Net Loss was $0.1 million for the three months ended March 31, 2026, compared to a net loss of $0.5 million in the same period of 2025. The decrease in net loss was mainly driven by finance income, net, primarily resulting from changes in the fair value of warrants, partially offset by higher operating expenses.

Adjusted Net Loss (as reconciled below) for the three months ended March 31, 2026, was $2.1 million, an increase of $0.8 million, compared to $1.3 million in the same period of 2025, mainly reflecting financial income related to changes in the fair value of financial instruments.

As of March 31, 2026, Purple Biotech had cash and cash equivalents and short-term deposits of $6.4 million, which is expected to provide the Company with a cash runway into 2027.

Non-IFRS Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”), including adjusted operating loss and adjusted net loss. These non-IFRS measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Adjusted operating loss and adjusted net loss adjust for non-cash share-based compensation expenses, and adjusted net loss also adjusts for finance income from financial instruments. The Company’s management and board of directors utilize these non-IFRS financial measures to evaluate the Company’s performance. The Company provides these non-IFRS measures of the Company’s performance to investors because management believes that these non-IFRS financial measures, when viewed with the Company’s results under IFRS and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-IFRS measures are not measures of financial performance under IFRS and, accordingly, should not be considered in isolation or as alternatives to IFRS measures as indicators of operating performance. Further, these non-IFRS measures should not be considered measures of the Company’s liquidity. A reconciliation of certain IFRS to non-IFRS financial measures has been provided in the tables included in this press release.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity. The Company is focused on advancing its lead program, CAPTN-3 - a platform of masked tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window compared to conventional T-cell engagers. The platform’s lead candidate, IM1240, is advancing toward the clinic, and its second candidate, IM1305, is in preclinical development. The Company’s pipeline also includes additional clinical-stage assets, for which further development is pending partnering or investment, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor in a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck. The Company is headquartered in Rehovot, Israel.

For additional information about the Company, please visit: https://purple-biotech.com

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and CAPTN-3; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2025 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date on which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

IR@purple-biotech.com

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Position as of:

	March 31	December 31
	2026	2025
	USD thousands	USD thousands
Assets
Cash and cash equivalents	5,567	8,717
Short term deposits	859	857
Other current assets	353	292

Total current assets	6,779	9,866

Non-current assets
Right to use assets	161	222
Fixed assets, net	117	124
Intangible assets	7,360	7,360

Total non – current assets	7,638	7,706

Total assets	14,417	17,572

Liabilities
Current maturity of lease liabilities	184	244
Accounts payable	843	2,070
Warrants	1,897	4,066
Other payables	1,669	1,373

Total current liabilities	4,593	7,753

Non-current liabilities
Post-employment benefit liabilities	160	160

Total non–current liabilities	160	160

Equity
Share capital, no par value	-	-
Share premium	153,708	152,483
Receipts on account of warrants	21,145	21,145
Capital reserve for share-based payments	6,134	7,263
Capital reserve from transactions with related parties	761	761
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(171,167)	(171,079)

Equity attributable to owners of the Company	9,722	9,714
Non-controlling interests	(58)	(55)
Total equity	9,664	9,659

Total liabilities and equity	14,417	17,572

Purple Biotech Ltd.

Consolidated Unaudited Statement of Operations for the three months ended

	March 31	March 31
	2026	2025
	USD thousands	USD thousands

Research and development expenses	1,230	760
General and administrative expenses	1,021	646

Operating loss	2,251	1,406

Finance expenses	31	35
Finance income	(20)	(54)
Finance income from financial instruments	(2,173)	(931)

Finance income, net	(2,162)	(950)

Loss for the period	89	456

Other Comprehensive Loss	-	-

Total comprehensive loss for the period	89	456

Loss attributable to:
Owners of the Company	86	453
Non-controlling interests	3	3
	89	456

Total comprehensive loss attributable to
Owners of the Company	86	453
Non-controlling interests	3	3
	89	456

Loss per share data

Basic and diluted loss per ADS – USD	0.09	1.73 (*)

Number of ADSs used in calculating basic and diluted loss per ADS	930,677	263,226 (*)

*	Restated to reflect a 1:2000 reverse ratio of the ADS’s, that took place in March 2026.

Reconciliation of Adjusted Operating Loss for the three months ended

	March 31	March 31
	2026	2025
	USD thousands	USD thousands
Operating loss for the period	2,251	1,406
Less ESOP expenses	(93)	(93)

	2,158	1,313

Reconciliation of Adjusted Net Loss for the three months ended

	March 31	March 31
	2026	2025
	USD thousands	USD thousands
Net loss for the period	89	456
Less ESOP expenses	(93)	(93)
Less finance income from financial instruments	2,173	931

	2,169	1,294

Consolidated Unaudited Statements of Cash Flow

	For the three months ended
	March 31,
	2026	2025
	USD thousands	USD thousands

Cash flows from operating activities:
Loss for the period	(89)	(456)

Adjustments:
Depreciation	65	45
Finance income, net	(2,162)	(950)
Share-based payments	93	93

	(2,093)	(1,268)

Changes in assets and liabilities:
Changes in other investments and other current assets	(81)	(248)
Changes in accounts payable	(1,243)	(592)
Changes in other payables	296	130

	(1,028)	(710)

Net cash used in operating activities	(3,121)	(1,978)

Cash flows from investing activities:
Proceed from other investments	-	219
Decrease in short term deposits	2	2
Interest received	47	36

Net cash provided by investing activities	45	257

Cash flows from financing activities:
Proceeds from issuance of ADSs	-	221
ADS issuance expenses paid		(55)
Repayment of lease liability	(59)	(53)
Interest paid	(5)	(10)

Net cash provided by financing activities	(64)	103
Net increase in cash and cash equivalents	(3,140)	(1,618)
Cash and cash equivalents at the beginning of the period	8,717	7,401
Effect of translation adjustments on cash and equivalents	(10)	(11)

Cash and cash equivalents at end of the period	5,567	5,772